Synergen Law Group

A Professional Law Corporation

June 10, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K filed on April 25, 2013

Dear Ms. Lopez:

I am writing on behalf of NuZee, Inc. (the "Company") in response to your letter dated May 24, 2013 concerning the Company's 8-K filed on April 25, 2013.  The Company has forwarded your comments to its auditors, and is currently working with its auditors and its bookkeeper in order to prepare complete and adequate responses to the SEC's audit-related questions.  However, due to scheduled vacations of the auditors and bookkeeper, the Company was not able to have responses prepared by today's date.   The Company is thereby requesting an extension to file its responses to June 21, 2013.

Please feel free to contact me if you have any questions or require additional information.

                                                                        Regards,

                                                                        SYNERGEN LAW GROUP

                                                                                    /s/  Karen Batcher

                                                                        Karen A. Batcher, Esq.

                                                                        kbatcher@synergenlaw.com

cc:        Mr. Craig Hagopian, President (via email only)

819 Anchorage Place, Suite 28                                                                                      Tel.  619.475.7882

        Chula Vista,  CA  91914                                                                                               Fax.  866.352.4342